SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Tele Centro Oeste Celular
Participações S.A. and Subsidiaries

Financial Statements for the Years Ended
December 31, 2003 and 2002 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Tele Centro Oeste Celular Participações S.A.
Brasília - DF

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2003, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Tele Centro Oeste Celular Participações S.A. and subsidiaries as of December 31, 2003, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4.

The financial statements for the year ended December 31, 2002, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated February 14, 2003, was unqualified.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 3, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated

ASSETS	2003	2002	2003	2002

CURRENT ASSETS
Cash and cash equivalents	107,516	11,820	972,054	158,503
Trade accounts receivable, net	98,349	61,510	398,253	228,256
Receivables from subsidiaries and affiliates	97,636	50,487	-	-
Inventories	22,718	11,318	79,076	48,369
Deferred and recoverable taxes	31,817	58,955	150,011	120,117
Prepaid expenses	2,914	863	12,274	2,135
Debentures	-	224,254	-	712,135
Derivatives	-	34,057	-	38,441
Other	2,946	1,613	6,565	5,480

	363,896	454,877	1,618,233	1,313,436

NONCURRENT ASSETS
Receivables from subsidiaries and affiliates	4,301	10,617	-	-
Deferred and recoverable taxes	31,022	11,658	55,264	48,449
Derivatives	44	5,709	87	14,863
Other	56,818	53,703	58,134	56,630

	92,185	81,687	113,485	119,942

PERMANENT ASSETS
Investments	1,280,369	1,061,288	4,588	8,430
Property, plant and equipment, net	247,355	236,584	891,030	891,418
Deferred charges, net	-	-	26,910	31,520

	1,527,724	1,297,872	922,528	931,368

TOTAL ASSETS	1,983,805	1,834,436	2,654,246	2,364,746

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2002	2003	2002

CURRENT LIABILITIES
Payroll and related accruals	11,159	6,415	20,326	12,028
Trade accounts payable	64,142	30,392	276,261	154,389
Taxes payable	35,451	27,131	133,345	107,830
Loans and financing	26,783	246,555	135,042	324,980
Interest on capital and dividends payable	127,916	93,279	135,119	99,729
Derivatives	2,943	1,536	9,426	1,567
Other	5,360	4,581	21,972	14,317

	273,754	409,889	731,491	714,840

LONG-TERM LIABILITIES
Loans and financing	43,435	78,716	213,126	302,800
Reserve for contingencies	105,166	94,639	109,373	99,104
Taxes payable	-	-	9,972	4,141
Payables to subsidiaries and affiliates	-	31,409	-	-
Accrued pension plan liability	1,681	315	2,810	464
Derivatives	3,011	273	5,667	273
Other	546	546	546	546

	153,839	205,898	341,494	407,328

MINORITY INTEREST	-	-	25,049	23,929

SHAREHOLDERS' EQUITY
Capital	570,095	534,046	570,095	534,046
Treasury shares	(49,162)	(49,162)	(49,162)	(49,162)
Capital reserves	114,380	114,380	114,380	114,380
Profit reserves	655,574	322,165	655,574	322,165
Retained earnings	265,199	297,094	265,199	297,094

	1,556,086	1,218,523	1,556,086	1,218,523

FUNDS FOR CAPITALIZATION	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,983,805	1,834,436	2,654,246	2,364,746

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated

	2003	2002	2003	2002

GROSS REVENUE
Telecommunication services	537,001	475,130	2,103,805	1,705,409
Sales of products	76,325	70,025	383,471	276,884

	613,326	545,155	2,487,276	1,982,293

DEDUCTIONS	(121,043)	(107,921)	(528,366)	(410,183)

NET OPERATING REVENUE	492,283	437,234	1,958,910	1,572,110
Cost of services provided	(131,097)	(119,975)	(513,996)	(427,579)
Cost of products sold	(82,380)	(81,769)	(390,026)	(314,193)

GROSS PROFIT	278,806	235,490	1,054,888	830,338

OPERATING (EXPENSES) INCOME
Selling expenses	(68,643)	(46,218)	(300,516)	(215,282)
General and administrative expenses	(105,349)	(81,497)	(193,258)	(141,860)
Other operating income	52,961	41,976	32,879	25,495
Other operating expenses	(15,779)	(14,749)	(46,342)	(40,123)
Equity pick-up	374,095	242,391	-	-

	237,285	141,903	(507,237)	(371,770)

INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	516,091	377,393	547,651	458,568
Financial expenses	(235,206)	(176,801)	(308,793)	(321,064)
Financial income	214,973	95,158	288,225	230,399

INCOME FROM OPERATIONS	495,858	295,750	527,083	367,903
Nonoperating income (expenses), net	(6,872)	4,143	(6,364)	4,292

INCOME BEFORE TAXES	488,986	299,893	520,719	372,195
Income and social contribution taxes	(42,312)	(21,741)	(181,089)	(131,516)
Minority interest	-	-	(8,460)	(6,131)

INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	446,674	278,152	331,170	234,548
Reversal of interest on capital	16,734	51,031	132,238	94,635

NET INCOME	463,408	329,183	463,408	329,183

EARNINGS PER THOUSAND SHARES - R$	1.24104	0.88158

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated

	2003	2002	2003	2002

SOURCE OF FUNDS
Net income	463,408	329,183	463,408	329,183
Minority interest	-	-	8,460	6,131
Items not affecting working capital:
Depreciation and amortization	63,683	60,677	194,781	158,750
Equity pick-up	(374,095)	(243,320)	-	-
Monetary variations on noncurrent assets	(2,989)	(198)	(7,015)	(6,795)
Monetary variations on long-term liabilities	1,502	36,511	6,698	45,253
Net book value of permanent assets sold	6,688	308,592	19,421	14,647
Provision for contingencies	10,527	22,777	10,269	22,628
Expired dividends and interest on capital of subsidiary	1,400	-	1,400	-
Negative goodwill on acquisition of investment in NBT	2,282	-	2,282	-
Provision for losses on investments - TCO IP	4,730	929	-	-

Funds provided by operating activities	177,136	515,151	699,704	569,797

From shareholders:
Interest on capital and dividends received	149,419	61,267	-	-
Acquisition of minority interest in Telebrasília Celular S.A.	-	37,545	-	-
Expired dividends and interest on capital	4,155	-	4,155	-

	153,574	98,812	4,155	-

From third parties:
Decrease in noncurrent assets	13,198	-	20,095	-
Transfer from noncurrent to current assets	1,270	-	16,404	-
Transfer from current to long-term liabilities	1,366	9,403	2,346	6,704
Increase in long-term liabilities	-	46,833	3,990	17,000

	15,834	56,236	42,835	23,704

Total sources	346,544	670,199	746,694	593,501

USE OF FUNDS
Increase in noncurrent assets	-	45,397	-	43,755
Increase in investments	4,378	729	-	-
Additions to property, plant and equipment	79,581	33,317	207,644	170,622
Transfer from long-term to current liabilities	35,494	-	89,137	-
Transfer from current to noncurrent assets	21,977	11,507	23,027	9,853
Decrease in long-term liabilities	29,960	-	-	-
Interest on capital and proposed dividends	130,000	93,499	134,363	95,066
Merger of Telebrasília:
Noncurrent assets	-	16,518	-	-
Property, plant and equipment	-	260,717	-	-
Investment	-	110,303	-	-
Capitalization of goodwill benefit	-	15,584	-	15,584
Treasury shares	-	49,297	-	49,297
Minority shareholders	-	-	4,377	729

Total uses	301,390	636,868	458,548	384,906

INCREASE IN WORKING CAPITAL	45,154	33,331	288,146	208,595

REPRESENTED BY
Current assets:
Beginning of year	454,877	199,735	1,313,436	1,058,454
End of year	363,896	454,877	1,618,233	1,313,436

	(90,981)	255,142	304,797	254,982
Current liabilities:
Beginning of year	409,889	188,078	714,840	668,453
End of year	273,754	409,889	731,491	714,840

	(136,135)	221,811	16,651	46,387

INCREASE IN WORKING CAPITAL	45,154	33,331	288,146	208,595

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

			Capital reserves				Profit reserves

	Capital	Treasury shares	Interest on construction in progress	Premium	Special premium	Tax incentives	Legal reserve	Reserve for expansion	Retained earnings	Total shareholders' equity

BALANCES AS OF DECEMBER 31, 2001	505,000	(6,826)	-	52	87,773	-	40,567	-	383,609	1,010,175

Merger of Telebrasilia Celular S.A.	29,046	-	679	37,481	-	153	1,662	-	(31,476)	37,545
Cancellation of treasury shares	-	-	3,826	-	-	-	-	-	-	3,826
Reserve for merged goodwill	-	-	-	-	(15,584)	-	-	-	(15,584)
Treasury shares	-	(42,336)	-	-	-	-	-	-	(10,787)	(53,123)
Net income	-	-	-	-	-	-	-	-	329,183	329,183
Proposal to Annual Shareholders' Meeting:	-
Legal reserve	-	-	-	-	-	-	16,459	-	(16,459)	-
Reserve for expansion - current year	-	-	-	-	-	-	-	219,225	(219,225)	-
Reserve for expansion - prior year	-	-	-	-	-	-	-	44,252	(44,252)	-
Interest on capital	-	-	-	-	-	-	-	-	(93,499)	(93,499)

BALANCES AS OF DECEMBER 31, 2002	534,046	(49,162)	4,505	37,533	72,189	153	58,688	263,477	297,094	1,218,523

Capital increase from retained earnings	36,049	-	-	-	-	-	-	-	(36,049)	-
Expired dividends - 1999	-	-	-	-	-	-	-	-	4,155	4,155
Net income	-	-	-	-	-	-	-	-	463,408	463,408
Proposal to Annual Shareholders' Meeting:
Legal reserve	-	-	-	-	-	-	23,171	-	(23,171)	-
Reserve for expansion - current year	-	-	-	-	-	-	-	310,238	(310,238)	-
Interest on capital	-	-	-	-	-	-	-	-	(130,000)	(130,000)

BALANCES AS OF DECEMBER 31, 2003	570,095	(49,162)	4,505	37,533	72,189	153	81,859	573,715	265,199	1,556,086

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Tele Centro Oeste Celular Participações S.A. (“Company” or “TCO”) is a publicly-traded company which, as of December 31, 2003, is owned by Telesp Celular Participações S.A. (“TCP”) (86.58% of voting capital and 29.30% of total capital) which in turn is controlled by Brasilcel N.V. (“Brasilcel”). Brasilcel is controlled by Telefónica Móviles, S.A. (50.000% of total capital), PT Móveis - Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company is the controlling company of Telegoiás Celular S.A. (“Telegoiás”), Telemat Celular S.A. (“Telemat”), Telems Celular S.A. (“Telems”), Teleron Celular S.A. (“Teleron”), Teleacre Celular S.A. (“Teleacre”) and Norte Brasil Telecom S.A. (“NBT”) which provide wireless communications services, including necessary or useful activities to provide these services, in conformity with authorizations or concessions received, described as follows:

Subsidiary	Interest - %	Operating area by States	Expiration date of concession/authorization

Telegoiás	97.14	Goiás and Tocantins	10/29/2008
Telemat	97.83	Mato Grosso	03/30/2009
Telems	98.54	Mato Grosso do Sul	09/28/2009
Teleron	97.23	Rondônia	07/21/2009
Teleacre	98.35	Acre	07/15/2013
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/2013

The Company also owns TCO IP S.A. (“TCO IP”) which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472 of July 16, 1997, and the respective regulations, decrees, decisions, and plans.

Changes in Ownership

On April 10, 2003, ANATEL approved the transfer of the equity interest held by BID S.A. in TCO.

On April 25, 2003, TCO was informed by its new controlling shareholder of the conclusion of the transfer of the Company’s equity interest to TCP, under the Preliminary Contract for Purchase and Sale of Shares. On that date, the operation was liquidated and the aforementioned shares representing TCO’s controlling interest were transferred to TCP.

Migration from SMC to SMP

On February 3, 2003, ANATEL and TCO and its subsidiaries Telegoiás, Telemat, Telems, Teleron, Teleacre and NBT, signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the federal official gazette on February 5, 2003.

Authorizations granted to the Company and its subsidiaries are valid for the remaining periods of the concessions previously granted and currently replaced, and may be renewed once for fifteen years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national and international long distance (VC2 and VC3) calls, in accordance with SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries as of December 31, 2003 and 2002.

In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements for the year ended December 31, 2002 have been reclassified, where applicable, for comparison purposes.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Represent available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus income earned to the balance sheet date.

b) Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of cellular handsets and accessories.

c) Allowance for doubtful accounts

Allowance is made for those receivables for which the chances of recovery are considered remote.

d) Foreign currency transactions

Recorded at the exchange rate in effect on the date of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange variations and premiums related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

e) Inventories

Consist of cellular handsets, accessories and maintenance materials stated at average acquisition cost. An allowance was recognized to adjust to realizable value the cost of handsets and accessories considered obsolete or in quantities greater than those usually sold in a reasonable period of time.

f) Prepaid expenses

Stated at amounts disbursed for expenses not yet incurred.

g) Investments

Permanent investments in subsidiaries are accounted for under the equity method. The accounting practices of the subsidiaries are consistent with those applied by the Company.

h) Property, plant and equipment

Stated at acquisition or construction cost, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. Costs incurred for repairs and maintenance that represent improvements, increase capacity or extend the useful lives of assets are capitalized. All other routine costs are charged to income.

i) Deferred charges

Consist of revenues and expenses during the preoperating phase of the subsidiaries Norte Brasil Telecom S.A. and TCO IP S.A., amortized under the straight-line method over ten and five years, respectively.

j) Income and social contribution taxes

Calculated and recorded based on the tax rates in effect on the balance sheet date. Deferred taxes attributable to temporary differences and tax loss carryforwards are recorded based on the assumption of future realization.

k) Loans and financing

Updated for monetary and/or exchange variations plus interest accrued to the balance sheet date.

l) Reserve for contingencies

Recognized based on the opinions of legal counsel and management as to the likely outcome of the outstanding issues, updated to the balance sheet date for the amounts of probable losses considering the nature of each case.

m) Accrued pension plan

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses were recorded in income (Note 29).

n) Revenue recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues from the billing date to monthend are estimated and recognized as revenues during the month in which the service was provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as services are effectively provided.

o) Financial income (expenses)

Represents interest earned (incurred) and monetary and exchange variations resulting from temporary cash investments, loans and financing obtained or granted. Exchange gains and losses on swaps are included.

p) Derivatives

The Company and its subsidiaries use derivative instruments to manage exposure to fluctuations in exchange rates for foreign currency cash flows. These derivatives are recorded at the exchange rates in effect on the balance sheet date. Gains and losses, realized and unrealized, are estimated exclusively based on the contractual conditions and recorded as financial income or expenses.

q) Profit sharing

Provisions are recorded for employee profit sharing.

r) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ from the estimates.

s) Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	2003	2002	2003	2002

Cash and banks	8,494	3,936	24,690	37,141
Temporary cash investments	99,022	7,884	947,364	121,362

Total	107,516	11,820	972,054	158,503

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates and are highly liquid.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated

	2003	2002	2003	2002

Unbilled amounts	17,877	15,758	61,300	47,389
Billed amounts	44,681	23,945	159,560	93,513
Interconnection	26,604	13,396	117,876	53,678
Products sold	17,612	13,145	93,345	60,270
Allowance for doubtful accounts	(8,425)	(4,734)	(33,828)	(26,594)

Total	98,349	61,510	398,253	228,256

Changes in the allowance for doubtful accounts were as follows:

	Company		Consolidated

	2003	2002	2003	2002

Beginning balance	4,734	9,118	26,594	40,781
Addition to allowance	11,532	5,431	47,134	33,059
Write-offs	(7,841)	(9,815)	(39,900)	(47,246)

Ending balance	8,425	4,734	33,828	26,594

6. INVENTORIES

	Company		Consolidated

	2003	2002	2003	2002

Digital handsets	18,388	7,983	65,490	36,820
Other	4,707	3,335	14,915	12,501
Reserve for obsolescence	(377)	-	(1,329)	(952)

Total	22,718	11,318	79,076	48,369

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated

	2003	2002	2003	2002

Recoverable income and social contribution taxes	6,655	9,037	42,309	15,055
Withholding income tax	6,234	19,559	28,689	41,758
Recoverable ICMS (State VAT)	12,730	5,112	54,886	31,640
Recoverable PIS and COFINS (taxes on revenue) and other	166	663	273	1.045

Recoverable taxes	25,685	34,371	126,137	89,498
ICMS on unearned revenue	509	407	3,228	2,506
Deferred income and social contribution taxes	36,645	35,835	75,910	76,562

Total	62,839	70,613	205,275	168,566

Current	31,817	58,955	150,011	120,117

Noncurrent	31,022	11,658	55,264	48,449

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated

	2003	2002	2003	2002

Merged tax credit (corporate restructuring)	6,359	12,718	21,943	43,886

Allowance/Reserve for:
Contingencies	24,270	20,691	25,701	22,209
Doubtful accounts	2,864	1,610	11,501	9,042
Other	3,152	816	16,765	1,425

Total	36,645	35,835	75,910	76,562

Current	14,668	29,476	52,883	54,619

Noncurrent	21,977	6,359	23,027	21,943

Deferred taxes have been recorded based on the assumption of future realization, as follows:

a) The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 30) and is realized in proportion to the goodwill amortization for TCO and its subsidiaries; this will be recovered by December 31, 2004.

b) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies approved by the Company’s Board of Directors and Fiscal Council indicate the full recovery of the deferred taxes recognized as determined by CVM (Brazilian Securities Commission) Resolution No. 371.

Realization of the tax credits is estimated as follows:

Year	Consolidated

2004	52,883
2005	1,119
2006	21,908
Total	75,910

CVM Resolution No. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8. PREPAID EXPENSES

	Company		Consolidated

	2003	2002	2003	2002

Advertising	2,091	-	9,587	-
Financial charges	471	640	1,036	1,420
Insurance premiums	70	162	224	533
Other	282	61	1,427	182

Total	2,914	863	12,274	2,135

9. DEBENTURES

	Interest rate	Due date	Company 2002	Consolidated 2002

Debentures - FIXCEL	CDI + 2% per year	08/08/2003	224,254	712,135
			224,254	712,135

On June 27 and August 8, 2003, the Company redeemed the debentures issued by FIXCEL S.A. (“FIXCEL”) that were acquired on July 2 and August 13, 2002, respectively.

10. OTHER ASSETS

	Company		Consolidated

	2003	2002	2003	2002

Advances to employees	2,258	1,294	4,126	3,747
Tax incentives	-	1,302	-	3,913
Advance for purchase of shares	44,461	40,226	44,461	40,226
Escrow deposits	12,347	12,156	13,660	12,471
Other	698	338	2,452	1,753

Total	59,764	55,316	64,699	62,110

Current	2,946	1,613	6,565	5,480

Noncurrent	56,818	53,703	58,134	56,630

Company management decided to write off amounts related to investments in FINAM/FINOR quotas, made by its subsidiaries in their 1998 income tax returns, because investment certificates have not been issued by the administrating financial institutions to date and the market value of the quotas is immaterial.

11. INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest(%)

Telegoiás	98.62	96.35	97.14
Telemat	99.51	96.28	97.83
Telems	99.64	97.65	98.54
Teleron	98.26	96.66	97.23
Teleacre	99.96	96.62	98.35
NBT	100.00	100.00	100.00
TCO IP	99.99	100.00	99.99

b) Number of shares held

Investee	Common shares	Preferred shares	Total shares

Telegoiás	2,281	4,146	6,427
Telemat	329	345	674
Telems	542	650	1,192
Teleron	247	438	685
Teleacre	999	891	1,890
NBT	24,001	47,999	72,000
TCO IP	499	500	999

c) Information on subsidiaries

Investee	Shareholders’ equity as of December 31,2003	Shareholders’ equity as of December 31,2002

Telegoiás	493,207	383,768
Telemat	285,334	234,606
Telems	223,012	192,474
Teleron	69,269	56,885
Teleacre	37,314	30,950
NBT	197,276	177,953
TCO IP	(4,920)	(190)

Investee	Net income (loss) for the year ended December 31,2003	Net income (loss) for the year ended December 31,2002

Telegoiás	151,504	102,063
Telemat	90,051	60,995
Telems	66,264	48,195
Teleron	23,070	16,928
Teleacre	11,879	8,751
NBT	39,787	12,520
TCO IP	(4,730)	(930)

d) Components and changes

Investments of TCO are comprised of equity interests in the capital of Telegoiás, Telemat, Telems, Teleron, Teleacre, NBT and TCO IP, as well as goodwill and advance for future capital increase, reserve for investment losses and other investments, as shown below:

	Company		Consolidated

	2003	2002	2003	2002

Investment in subsidiaries	1,234,609	1,006,955	-	-
Goodwill paid on investment acquisition	53,430	54,991	6,678	8,239
Negative goodwill on acquisition of interest in NBT	(2,282)	-	(2,282)	-
Advance for future capital increase - TCO IP	510	510	-	-
Reserve for investment losses - TCO IP	(5,920)	(1,190)	-	-
Other investments	22	22	192	191

Total	1,280,369	1,061,288	4,588	8,430

Changes in investment balances for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002

Beginning balance of investments, net of reserve for loss	1,061,288	1,078,207
Equity pick-up	374,095	243,320
Interest on capital and dividends received	(149,419)	(61,267)
Goodwill (negative goodwill) paid on investment acquisitions	253	(204)
Reserve for investment losses	(4,730)	(929)
Investments in subsidiaries	1,843	935
Decrease in investment - merged goodwill	-	(25,436)
Write-off of investment due to merger of Telebrasília
Celular S.A.	-	(171,802)
Expired dividends and interest on capital (subsidiary)	(1,400)	-
Amortization of goodwill on investment acquisitions	(1,561)	(1,536)

Ending balance of investments, net of reserve for loss	1,280,369	1,061,288

Goodwill and negative goodwill in the net amount of R$4,396 (R$8,239 as of December 31, 2002) refers to:

NBT

a) Acquisition of the 45% equity interest in NBT from Inepar S.A. (“Inepar”) in May 1999, capital increase in June 2000 by the Company.

b) Negative goodwill on purchase of the 1.67% equity interest in NBT from Inepar in June 2003 in the amount of R$2,282.

c) Amortization in 2003 in the amount of R$1,561.

Telegoiás

a) Acquisition of Telegoiás shares in the market in November 2001.

The goodwill related to NBT and Telegoiás are being amortized over ten and five years, respectively.

12. PROPERTY, PLANT AND EQUIPMENT

		Company

		2003			2002

	Annual depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	299,651	(208,019)	91,632	89,273
Switching equipment	10	86,650	(35,555)	51,095	60,066
Infrastructure	5 - 10	70,454	(41,434)	29,020	29,188
Land	-	2,185	-	2,185	2,962
Software use rights	20	49,077	(23,156)	25,921	23,234
Buildings	4	12,111	(5,849)	6,262	5,501
Terminals	50	16,623	(14,447)	2,176	2,527
Other assets	5 - 20	28,771	(13,986)	14,785	14,836
Assets and construction in progress	-	24,279	-	24,279	8,997

Total		589,801	(342,446)	247,355	236,584

		Consolidated

		2003			2002

	Annual depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	839,910	(493,521)	346,389	325,056
Switching equipment	10	271,136	(101,530)	169,606	194,560
Infrastructure	5 - 10	177,828	(71,164)	106,664	96,281
Land	-	7,898	-	7,898	5,830
Software use rights	20	131,854	(55,260)	76,594	64,902
Buildings	4	28,682	(8,132)	20,550	17,766
Terminals	50	30,295	(22,620)	7,675	6,058
Concession license	6.90	60,550	(17,508)	43,042	50,172
Other assets	5 - 20	63,073	(28,154)	34,919	34,833
Assets and construction in progress	-	77,693	-	77,693	95,960

Total		1,688,919	(797,889)	891,030	891,418

Starting January 1, 2003, the useful life of terminals was reduced to two years, in order to better reflect the present state of operations. The effect of this reduction in 2003 resulted in an increase in depreciation expense of R$3,248.

13. DEFERRED CHARGES

	Consolidated

	Annual amortization rate - %	2003	2002

Preoperating costs:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	28,060

		44,692	44,761
Accumulated amortization-
Preoperating costs		(17,782)	(13,241)

Total		26,910	31,520

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated

	2003	2002	2003	2002

Suppliers	45,303	26,647	192,335	139,618
Interconnection	7,079	3,368	26,715	11,706
Amounts to be transferred - SMP (*)	8,761	135	36,035	469
Other	2,999	242	21,176	2,596

Total	64,142	30,392	276,261	154,389

(*) Refers to long-distance services billed to customers and to be passed on to operators due to the migration to SMP.

15. TAXES PAYABLE

	Company		Consolidated

	2003	2002	2003	2002

State VAT (ICMS)	13,261	10,796	67,214	48,626
Income and social contribution taxes	-	-	23	3,192
PIS and COFINS (taxes on revenue)	8,472	3,892	16,718	10,533
FISTEL fees	12,594	10,512	55,832	45,767
FUST and FUNTTEL	313	301	1,219	1,060
Other taxes	811	1,630	2,311	2,793

Total	35,451	27,131	143,317	111,971

Current	35,451	27,131	133,345	107,830

Long-term	-	-	9,972	4,141

The long-term portion refers to the benefit under the “Programa Teleproduzir”, an agreement made with the Goiás State Government for deferral of ICMS payments. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the final date of utilization of the benefit, estimated for October 2004.

16. LOANS AND FINANCING

a) Composition of debt

			Company		Consolidated

Description	Currency	Annual charges	2003	2002	2003	2002

BNDES	R$	TJLP + 3.5% to 4%	11,821	16,221	171,067	207,536
Other	R$	Column 20-FGV	-	-	1,845	1,586
Finimp	US$	Libor + interest of 2% to 7%	-	169,259	29,705	173,939
Resolution No. 2,770	US$	US$ + average interest of 7.41%	205	48,563	1,755	60,359
Export Development Corporation - EDC	US$	Libor (6 months) + interest of 3.9% to 5%	57,784	89,587	125,509	162,535
BNDES - basket of currencies	UMBNDES	UMBNDES variation + 3,5%	-	-	15,987	18,004
Interest			408	1,641	2,300	3,821

Total			70,218	325,271	348,168	627,780

Current			26,783	246,555	135,042	324,980

Long term			43,435	78,716	213,126	302,800

TJLP - Brazilian long-term interest rate.

b) Repayment Schedule

The long-term portion of loans and financing matures as follows:

	2003

Year	Company	Consolidated

2005	23,664	88,613
2006	19,771	81,196
2007	-	39,721
2008	-	3,596

Total	43,435	213,126

c) Restrictive clauses

The Company has loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation - EDC, the balances of which at December 31, 2003 were R$187,054 and R$125,509, respectively. As of that date, various loan covenants were complied with by the Company.

d) Hedges

Consolidated

As of December 31, 2003, the Company and its subsidiaries have exchange contracts in the amount of US$61,239,000 to hedge against exchange rate fluctuations on foreign currency obligations. As of December 31, 2003, the Company and its subsidiaries recognized an accumulated net unrealized loss of R$15,006 (net gain of R$51,463 as of December 31, 2002) on these hedges, represented by a balance of R$87 (R$53,303 as of December 31, 2002) in assets, of which R$87 (R$14,862 as of December 31, 2002) in noncurrent (R$38,441 as of December 31, 2002 in current), and a balance of R$15,093 (R$1,840 as of December 31, 2002) in liabilities, of which R$9,426 (R$1,567 as of December 31, 2002) in current and R$5,667 (R$273 as of December 31, 2002) in long term.

e) Guarantees

Banks	Guarantees

BNDES - TCO operators	In the event of default, 15% of receivables and CD’s equivalent to the amount of the next installment payable are pledged.
BNDES NBT	In the event of default, 100% of receivables and CD’s equivalent to the amount of next installment payable during the first year and two installments payable in the remaining period are pledged.
EDC	TCO’s and other subsidiaries’ guarantees.
Other loans and financing	TCO’s guarantee.

17. OTHER LIABILITIES

	Company		Consolidated

	2003	2002	2003	2002

Services to be provided - prepaid	2,037	1,629	11,826	8,039
Accrual for customer loyalty program (*)	340	214	870	561
Customers	2,983	2,738	9,276	5,717

Total	5,360	4,581	21,972	14,317

(*) On November 1, 2002, the Company launched a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

18. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by legal counsel.

Components of the reserves are as follows:

	Company		Consolidated

	2003	2002	2003	2002

Telebrás	94,931	82,431	94,931	82,431
Tax	9,525	12,200	11,191	14,856
Civil	534	-	2,653	1,539
Labor	176	8	598	278

Total	105,166	94,639	109,373	99,104

Telebrás

Related to original loans from Telecomunicações Brasileiras S.A. - TELEBRÁS, that, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders’ Meeting held in May 1998, and in the opinion of Company management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

Management believes that there was an error in the allocation of the loans upon the spin-off, suspending the payments after the change in the Company’s control, and is restating the loans based on the general market price index (IGP-M) plus 6% annual interest.

In June 1999, the Company filed a lawsuit with a declaration claiming that all assets related to these loans are owned by it, as well as the accessory items of these assets, and also claiming for refund of the installments paid.

In November 1999, management decided to transfer to the holding company the liability arising from the loan originally payable to TELEBRÁS, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision dismissed the Company’s claims in the declaratory action; however, on October 8, 2001, the Company filed an appeal which has not yet been judged.

The opinion of the Company’s legal counsel regarding the chances of an unfavorable outcome on these contingencies is that they are probable as to the merit of the claim and possible but not probable as to the restatement index. The difference in contingencies not recognized between the original contractual rates and the restatement index used as described above is estimated at R$31,669 (R$68,780 as of December 31, 2002).

Tax

Probable loss

a) ICMS (State VAT)

The subsidiaries received tax assessment notices totaling R$1,656, related to: (i) levy of ICMS on bonus services provided for sales of prepaid cellular cards and handsets (deemed as communication services), for the period from June 1999 to December 2001 in the total amount of R$644, (ii) ICMS levied on chargeable communication/ telecommunication services, such as: access, connection and activation, Detraf (traffic and service document), and other supplementary services and additional resources that optimize or expedite the communication process, covering the period from January 1998 to December 2000, in the total amount of R$450, (iii) ICMS on supply of cellular phone cards and automatic inclusion of bonus cellular minutes, so as to provide to third parties conditions for communication to occur on business terms, for the period from May to December 2001, in the total amount of R$280, (iv) several ICMS assessments related to the sale of goods in the amount of R$282.

Possible loss

Based on its legal counsel’s and tax consultants’ opinions, management believes that the resolution of the matters below will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded any reserve in the financial statements for the year ended December 31, 2003.

a) ICMS

The subsidiaries received tax assessment notices totaling R$1,596, related to: (i) R$1,119 - ICMS on supplementary services, (ii) R$477 - several ICMS assessments.

Based on its legal counsel’s and tax consultants’ opinions, management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial position and, therefore, has not recorded any reserve in the financial statements for the year ended December 31, 2003.

b) PIS and COFINS (taxes on revenue)

On November 27, 1998, the calculation of PIS and COFINS was changed by Law No. 9,718 which: (i) increased the COFINS rate from 2% to 3%, (ii) authorized a deduction of up to 1/3 of the COFINS amount from the social contribution (CSLL) tax, and also (iii) indirectly increased COFINS and PIS due by the subsidiaries, requiring the inclusion of other income in their tax bases.

According to our legal counsel, this increase is unconstitutional, since: (i) article 195 of the Constitution of the Federative Republic of Brazil, which took effect upon publication of Law No. 9,718, determined that PIS and COFINS should be levied only on payroll, revenues and profits, (ii) the federal government used an inadequate method to increase COFINS and PIS, i.e., ordinary law instead of supplementary law, (iii) to come into force, the 90-day period from the date of publication of the law was not met.

Disagreeing with this requirement, the Company filed a lawsuit challenging the constitutionality of the tax collection. Even though the chance of loss was classified as possible, in order to suspend the tax credit requirement, reserves were recorded and escrow deposits were made for the amounts determined by the subsidiaries, totaling approximately R$9,709.

Due to the changes introduced by Law No. 10,637/02, the Company and its subsidiaries have been including other income in the PIS tax base since December 2002.

c) ISS (municipal service tax)

Alleged tax debt relating to the period from October 2000 to May 2002, for the nonpayment of ISS on revenue from several services provided by NBT (Roraima). The debt claimed is R$452.

Remote loss

a) ICMS

In June 1998, CONFAZ (National Council for Fiscal Policy) approved ICMS Agreement No. 69/98 which, among other things, determined that, beginning July 1, 1998, the amounts charged for cellular activation and other supplementary services must be included in the ICMS tax base. Supposedly due to its interpretative nature, said Agreement also determined that the ICMS could be applied retroactively on services provided up to five years before June 30, 1998.

Management believes that the predecessors of its subsidiaries are liable for any tax liabilities arising from the retroactive levy of ICMS on revenues from activation fees accounted for in periods prior to 1998. No accrual has been made in the consolidated financial statements for periods prior to 1998.

Disagreeing with this requirement, the subsidiaries filed lawsuits challenging the constitutionality of the tax collection. To suspend the tax credit requirement, escrow deposits were made for the amounts determined by the subsidiaries, totaling approximately R$2,400.

Based on the precedent in the Superior Court of Justice, management believes that the chance of loss in this case is remote. For this reason, the Company’s subsidiaries reversed the accrued amounts totaling R$4,925.

b) PIS and COFINS

There are two tax assessments in the amount of R$9,200, claiming: (i) R$6,000 - COFINS levied on revenues from domestic and international roaming operations and international calls from Brazil, (ii) R$3,200 - COFINS stated in DCTFs (Declaration of Federal Tax Debts and Credits) for which payments were not identified.

c) IRPJ (corporate income tax) and CSLL (social contribution tax)

There are tax assessments in the amount of R$14,900, claiming: (i) R$4,600 - IRPJ stated in DCTFs for which payments were not identified, (ii) R$9,000 - collection of IRPJ for lack of supporting documentation for expenses and supposed lack of payment of FISTEL fees, relating to the base period of December 1998, (iii) R$1,300 - collection of supposed CSLL tax credit, due to lack of supporting documentation for expenses and supposed lack of payment of FISTEL fees, relating to the base period of December 1998.

Labor and civil

Include several labor and civil claims, for which reserves have been recognized as shown above, in amounts considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible but not probable, the amounts involved are R$5,505 for civil claims and R$1,149 for labor claims.

19. LEASES (CONSOLIDATED)

The Company and its subsidiaries have lease agreements. Expenses recorded in calendar 2003 were R$4,043 (R$1,122 in 2002). The outstanding obligations under such agreements, adjusted at the exchange rate prevailing at December 31, 2003, are R$3,704 (R$5,364 as of December 31, 2002). This balance will be paid in monthly, bimonthly and quarterly installments through June 2005, as established in the related agreements.

20. SHAREHOLDERS’ EQUITY

a) Capital

On April 29, 2003, the Company increased its capital by R$36,049, without issuance of new shares, through capitalization of part of the profit reserve exceeding capital as of December 31, 2002.

As of December 31, 2003 and 2002, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	126,433,338
Common shares in treasury	(5,791,394)
Preferred shares	252,766,698

Total	373,408,642

b) Treasury shares

Shares held in treasury as of December 31, 2003 and 2002 totaled 5,791,394,000 common shares. In 2003, no common or preferred shares were purchased.

c) Capital reserves

i) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the related tax benefit is effectively realized.

d) Profit reserves

i) Legal reserve

The legal reserve is calculated based on 5% of annual net income until it equals 20% of paid-up capital or 30% of capital plus capital reserves; thereafter, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

ii) Reserve for expansion

In conformity with article 196 of Law No. 6,404/76, management will propose at the Annual Shareholders’ Meeting to increase this profit reserve by R$310,238 with the remaining balance of net income for the year, after deductions for the legal reserve and dividends, for use in future investments based on the capital budget to be approved at that Meeting.

e) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in article 12 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

On December 20, 2002, in conformity with article 17 of Law No. 6,404/76, as amended by Law No. 10,303/01, the Shareholders’ Meeting approved changes to the rules governing payment of dividends on preferred shares, which have priority in the redemption of capital, without premium, and in the payment of minimum, noncumulative dividends based on the greater of the following:

i) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding.

ii) 3% of the net book value per share.

iii) Dividends of at least 25% of adjusted net income for each year, according to corporate law and the bylaws; this shall be increased to the amount needed to pay the priority dividend on preferred shares. Dividends were calculated as follows:

	2003	2002

Net income for the year	463,408	329,183
Legal reserve	(23,170)	(16,459)

Adjusted net income for the year	440,238	312,724

Mandatory minimum dividends (25%)	110,059	78,181
Common shares	35,558	26,068
Preferred shares	74,501	52,113
Dividends per thousand shares - R$	0.290	0.206

As determined by management, in 2003, shareholders were credited interest on capital of R$130,000 (R$0.348144 per thousand shares), subject to 15% withholding income tax, resulting in a net of R$110,500 (R$0.295922 per thousand shares). A proposal will be submitted to the Shareholders’ Meeting to offset interest payable, net of income tax, against the amount of mandatory minimum dividends, as follows:

	2003	2002

Common shares	42,001	30,208
Preferred shares	87,999	63,291
Withholding income tax	(19,500)	(14,025)

Total	110,500	79,474

Treasury shares are not included in the calculation of dividends and interest on capital.

21. NET OPERATING REVENUE

	Company		Consolidated

	2003	2002	2003	2002

Monthly subscription charges	49,467	43,387	148,316	114,956
Use of network	269,583	234,638	1,095,847	882,980
Roaming charges	4,336	7,706	11,693	19,356
Additional call charges	10,435	7,569	30,827	22,890
Interconnection	192,133	175,886	776,814	649,271
Additional services	-	5,700	-	14,581
Sale of products	76,325	70,025	383,471	276,884
Revenue from Internet	-	-	-	1,131
Other services	11,047	244	40,308	244

Gross operating revenue	613,326	545,155	2,487,276	1,982,293
Deductions	(121,043)	(107,921)	(528,366)	(410,183)

Net operating revenue	492,283	437,234	1,958,910	1,572,110

22. COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Company		Consolidated

	2003	2002	2003	2002

Personnel	(7,468)	(6,780)	(18,752)	(15,581)
Outside services	(8,744)	(7,112)	(40,112)	(28,744)
Connections	(6,733)	(5,521)	(36,885)	(32,348)
Rent, insurance and condominium fees	(3,582)	(1,882)	(13,710)	(10,087)
Interconnection	(34,608)	(36,652)	(147,137)	(142,741)
Taxes and contributions	(17,957)	(12,356)	(85,036)	(60,178)
Depreciation and amortization	(49,312)	(46,806)	(161,201)	(128,749)
Cost of products sold	(82,380)	(81,769)	(390,026)	(314,193)
Other	(2,693)	(2,866)	(11,163)	(9,151)

Total	(213,477)	(201,744)	(904,022)	(741,772)

23. SELLING EXPENSES

	Company		Consolidated

	2003	2002	2003	2002

Personnel	(8,093)	(5,955)	(36,222)	(22,324)
Supplies	(688)	(549)	(4,435)	(4,312)
Outside services	(42,714)	(27,494)	(194,808)	(135,512)
Rent, insurance and condominium fees	(2,680)	(1,379)	(7,379)	(5,269)
Taxes and contributions	(53)	(12)	(183)	(78)
Depreciation and amortization	(1,904)	(2,445)	(7,797)	(10,164)
Allowance for doubtful accounts	(11,532)	(5,431)	(47,134)	(33,059)
Other	(979)	(2,953)	(2,558)	(4,564)

Total	(68,643)	(46,218)	(300,516)	(215,282)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	2003	2002	2003	2002

Personnel	(43,205)	(31,530)	(64,946)	(42,120)
Supplies	(1,796)	(1,183)	(3,985)	(3,223)
Outside services	(41,302)	(34,565)	(87,343)	(71,394)
Rent, insurance and condominium fees	(5,635)	(2,262)	(9,204)	(4,814)
Taxes and contributions	(2,350)	(1,908)	(3,065)	(2,052)
Depreciation and amortization	(10,907)	(9,865)	(24,223)	(17,932)
Other	(154)	(184)	(492)	(325)

Total	(105,349)	(81,497)	(193,258)	(141,860)

25. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated

	2003	2002	2003	2002

Income:
Fines	5,328	4,070	22,168	16,994
Recovered expenses	219	243	602	252
Reversal of reserves	2,675	61	5,869	396
Corporate services TCO	44,161	35,949	-	-
Other	578	1,653	4,240	7,853

Total	52,961	41,976	32,879	25,495

Expenses:
Provision for contingencies	(178)	(45)	(3,000)	(2,799)
Telegoiás and NBT goodwill
amortization	(1,560)	(1,560)	(1,560)	(1,560)
Taxes other than on income	(10,753)	(8,683)	(29,916)	(20,431)
Donations and sponsorships	(2,680)	(2,411)	(10,937)	(9,537)
Other	(608)	(2,050)	(929)	(5,796)

Total	(15,779)	(14,749)	(46,342)	(40,123)

26. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated

	2003	2002	2003	2002

Income:
Interest on capital	113,266	42,468	-	-
Interest and other	53,134	47,661	228,392	168,186
Exchange variations on assets (*)	59,061	1,482	79,812	2,981
Hedge operations, net	-	47,649	-	65,502
PIS/COFINS on financial income	(10,488)	(3,622)	(19,979)	(9,226)

Total	214,973	135,638	288,225	227,443

Expenses:
Interest on capital	(130,000)	(93,499)	-	-
Interest and other	(35,716)	(47,379)	(212,776)	(191,256)
Monetary/Exchange variations on liabilities (*)	(1,087)	(76,403)	(3,364)	(126,852)
Hedge operations, net	(68,403)	-	(92,653)	-

Total	(235,206)	(217,281)	(308,793)	(318,108)

Financial expense, net	(20,233)	(81,643)	(20,568)	(90,665)

(*) Reflects currency fluctuations on debt denominated in foreign currency, including transactions with BNDES linked to the basket of currencies - UMBNDES.

27. TAXES ON INCOME

The Company and its subsidiaries estimate and pay the amounts for income and social contribution taxes based on monthly results, on the accrual basis. The subsidiary TCO IP has tax losses without recognition of income and social contribution tax credits since no profit is expected. The income and social contribution tax effect on these losses is shown under “Unrecognized income and social contribution taxes” in the reconciliation of taxes on income below, in the amount of R$2,193. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated

	2003	2002	2003	2002

Income tax	(31,026)	(16,197)	(132,274)	(96,740)
Social contribution tax	(11,286)	(5,544)	(48,815)	(34,776)

Total	(42,312)	(21,741)	(181,089)	(131,516)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated

	2003	2002	2003	2002

Income before taxes	488.986	299.893	520.719	372.195

Income and social contribution taxes at combined statutory rate	(166,255)	(101,964)	(177,044)	(126,546)
Permanent additions:
Donations and sponsorships	(36)	(165)	(1,678)	(1,763)
Other	(1,573)	(2,180)	(2,439)	(4,621)
Expired interest on capital	(948)	-	(1,424)	-
Permanent exclusions:
Equity pick-up	125,584	80,668	-	-
Unrecognized income and social contribution taxes on temporary differences - TCO IP	3	-	(2,193)	-
Surtax difference	24	24	168	168
Other adjustments	889	1,876	3,521	1,246

Income and social contribution tax charges	(42,312)	(21,741)	(181,089)	(131,516)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The Company and its subsidiaries provide cellular mobile services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, in accordance with the terms of concessions granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities. The major market risks to which the Company and its subsidiaries are exposed include:

  Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of increases in interest expenses as a result of an unfavorable upward trend in interest rates (LIBOR, CDI and TJLP).

  Currency risk: related to debt contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, the Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Of the Company’s and its subsidiaries’ customers, 77% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables in 2003 represented 2.2% of gross revenue (1.62% in 2002). (*)

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of the Company’s ERP system for consistent transactions. Delinquent receivables in the distribution network represented 0.11% of handset sales in 2003 (1.94% positive in 2002) for the Company. (*)

(*)Calculation of delinquent receivables:

(losses and allowance for delinquent receivables/gross revenues from services) * 100
(losses and allowance for delinquent receivables/gross revenues from sales of products) * 100

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of December 31, 2003, these operations amounted to R$171,067.

The Company and its subsidiaries have not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to Libor interest rate risk associated with foreign loans. As of December 31, 2003, these operations amounted to US$53,722,000.

Exchange rate risk

The Company and its subsidiaries utilize derivative financial instruments to protect against exchange rate risk on foreign currency-denominated loans. Such instruments usually include swap contracts.

The Company’s and its subsidiaries’ net exposure to currency risk as of December 31, 2003 is shown in the table below:

In thousands US$

Loans and financing - US$	(54,330)
Loans and financing - UMBNDES	(5,533)
Hedge instruments	61,239

Net exposure	1,376

UMBNDES is a monetary unit prepared by BNDES, consisting of a basket of foreign currencies, of which the principal is the U.S. dollar; for this reason, the Company and its subsidiaries consider it as U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing, and derivative instruments are estimated as follows:

	Book value	Market value	Unrealized gain

Loans and financing	(348,168)	(344,996)	3,172
Derivative instruments	(15,006)	(7,368)	7,638

Total	(363,174)	(352,364)	10,810

c) Market value of financial instruments

The market values of loans and financing, and swap contracts were determined based on the discounted cash flows, using projected available interest rate information.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions may have a material effect on the estimated market values.

29. POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existing. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS-TCO) and continuation of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the Company and its subsidiaries individually sponsor a defined benefit plan - PBS-TCO. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided for retired employees and their dependents, at shared costs.

Contributions to the PBS-TCO Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-TCO Plan and 1.5% for the PAMA Plan.

For 99% of the Company’s and its subsidiaries’ employees, there is an individual defined contribution plan - the TCO PREV Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. The Company and its subsidiaries are also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-TCO) were granted the option of migrating to the TCO PREV Plan. This option was extended to employees who did not participate in the PBS-TCO Plan, as well as to all new hires. The Company’s contributions to the TCO PREV Plan are equal to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage chosen by the participant.

During 2003, the Company contributed the amount of R$3 to the PBS-TCO Plan and R$4,380 to the TCO PREV Plan.

The Company and its subsidiaries elected to recognize actuarial liabilities as provided for in CVM Instruction No. 371 of December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2003, the total liability recognized amounted to R$2,346.

The following is the accrual for retired employees’ defined benefit and health care plans as of December 31, 2003 and other information required by CVM Instruction No. 371 applicable to such plans:

Plan	2003	2002

TCO Prev	2,471	395
PAMA	339	69

Total	2,810	464

a) Reconciliation between assets and liabilities

	2003

	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (ii)

Total actuarial liabilities	36,143	778	1,737	3,053
Fair value of assets	(33,672)	(439)	(1,884)	(3,647)

Net liabilities (assets)	2,471	339	(147)	(594)

	2002

	TCO Prev	PAMA (i)	PBS-TCO (ii)	PBS-A (ii)

Total actuarial liabilities	31,505	656	826	2,524
Fair value of assets	(25,225)	(291)	(2,660)	(3,153)
Adjustment for allowed deferral - unrecognized actuarial gains (losses)	(5,897)	(292)	1,446	440

Net liabilities (assets)	383	73	(388)	(189)

(i) Refers to the Company’s and its subsidiaries’ proportional share in assets and liabilities of the multiemployer plans - PAMA and PBS-A.

(ii) Although TCP Prev, PBS and PBS-A have a surplus as of December 31, 2003, no assets were recognized by the sponsor, since reimbursing such surplus is not allowed by law. Moreover, as this is a noncontributory plan, the sponsor’s contributions cannot be reduced in the future.

b) Total expense recognized in the statement of income

	2003

	TCO Prev	PAMA

Cost of current service	1,343	5
Interest	3,536	73

Total	4,879	78

c) Change in net actuarial liability

	2003

	TCO Prev	PAMA

Net liability as of December 31, 2002	383	73
Recognition of gains for the year	(1,436)	189
Sponsor’s contributions for the year	(1,355)	(1)
Expenses for 2003	4,879	78

Net liability recognized in the balance sheet	2,471	339

d) Change in actuarial liability

	2003

	TCO Prev	PAMA	PBS-TCO	PBS-A

Actuarial liability as of December 31, 2002	31,505	656	826	2,524
Cost of current service	1,343	5	66	-
Interest on actuarial liability	3,536	73	91	275
Benefits paid for the year	(232)	(33)	(278)	(210)
Actuarial (gains) losses for the year	(9)	77	1,032	464

Actuarial liability as of December 31, 2003	36,143	778	1,737	3,053

e) Change in plan assets

	2003

	TCO Prev	PAMA	PBS-TCO	PBS-A

Fair value of plan assets as of December 31, 2002	25,225	291	2,660	3,153
Benefits paid for the year	(232)	(33)	(278)	(210)
Sponsor’s contributions for the year	1,355	1	4	-
Return on plan assets for the year	7,324	180	(502)	704

Fair value of plan assets as of December 31, 2003	33,672	439	1,884	3,647

f) Expenses estimated for 2004

	2003

	TCO Prev	PAMA	PBS-TCO	PBS-A

Cost of service	1,343	5	66	-
Interest on actuarial obligations	3,536	73	91	275
Expected return on assets	(3,702)	(41)	(384)	(443)
Amortization costs	762	73	(123)	(68)
Employee contributions	-	-	(10)	-

Total	1,939	110	(360)	(236)

g) Actuarial assumptions

2003

	TCO Prev	PAMA	PBS-A

Rate for discount of actuarial	11.30% p.a.	11.30% p.a.	11.30% p.a.
liability to present value
Expected return on plan assets	11.83% p.a.	11.30% p.a.	11.30% p.a.
Future salary increases	7.10% p.a.	7.10% p.a.	7.10% p.a.
Increase in health care costs	N/A	8.15% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of	UP84 with 1 year of	UP84 with 1 year of
	aggravation	aggravation	aggravation
Biometric disability table	Mercer	Mercer	Mercer

2002

	TCO Prev	PAMA	PBS-A

Rate for discount of actuarial	11.30% p.a.	11.30% p.a.	11.30% p.a.
liability to present value
Expected return on plan assets	14.45% p.a.	14.45% p.a.	14.45% p.a.
Future salary increases	8.15% p.a.	8.15% p.a.	5.00% p.a.
Increase in health care costs	N/A	10.62% p.a.	N/A
Benefit increase rate	5.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality table	UP84 with 1 year of	UP84 with 1 year of	UP84 with 1 year of
	aggravation	aggravation	aggravation
Biometric disability table	Mercer	Mercer	Mercer

30. CORPORATE RESTRUCTURING

In September 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of December 31, 2003, balances are as follows:

	Balances on date of merger	Company		Consolidated

		2003	2002	2003	2002

Balance sheet:
Merged goodwill	322,693	18,703	37,406	64,538	129,077
Merged reserve	(212,977)	(12,344)	(24,688)	(42,595)	(85,191)

Net effect equivalent to merged tax credit	109,716	6,359	12,718	21,943	43,886

	Company		Consolidated

	2003	2002	2003	2002

Statement of income:
Goodwill amortization	(18,703)	(18,703)	(64,538)	(64,538)
Reversal of reserve	12,344	(12,344)	42,595	42,595
Tax credit	6,359	6,359	21,943	21,943

Effect on net income	-	-	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount which, in essence, represents the merged tax credit balance, was classified in the balance sheet as current and noncurrent assets under deferred taxes (Note 7).

The merged tax credit will be capitalized in proportion to its effective realization. In 2003, the Company and its subsidiaries absorbed operating credits and utilized R$21,943 of the tax benefits from the restructuring.

31. MANAGEMENT COMPENSATION

In 2003 and 2002, management compensation amounted to R$2,767 and R$3,213 - consolidated, and R$2,633 and R$2,951 - Company, respectively, recorded as general and administrative expenses.

32. RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

b) Corporate services are transferred to subsidiaries at the cost effectively incurred.

c) Payables to affiliates refer to loans between the Company and its subsidiaries.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated

	2003	2002	2003	2002

Assets:
Trade accounts receivable	4,057	-	415	-
Receivables from subsidiaries and affiliates	97,636	-	-	-
Loans and financing	4,301	-	-	-

Liabilities:
Trade accounts payable	914	-	6,312	-
Loans and financing	-	-	-	-
Interest on capital	32,388	-	32,388	-

	Company	Consolidated

Statement of income:
Revenue from telecommunications services:
Telegoiás Celular	45	-
Telamat Celular	154	-
Telems Celular	142	-
Teleron Celular	178	-
Telacre Celular	75	-
NBT	290	-
Telerj Celular	134	243
Telest	32	77
Telebahia	43	62
Telesergipe	21	24
CRT	82	243

Total 2003	1,196	649

Revenue from intercompany sales of products and cards:
Telegoiás Celular	54	-
Telamat Celular	415	-
Telems Celular	106	-
Telacre Celular	74	-
NBT	864	-

Total 2003	1,513	-

Cost of services provided:
Telegoiás Celular	(131)	-
Telamat Celular	(403)	-
Telems Celular	(118)	-
Teleron Celular	(96)	-
Telacre Celular	(58)	-
NBT	(184)	-
Telerj Celular	(213)	(373)
Telest	(34)	(65)
Telebahia	(68)	(121)
Telesergipe	(3)	(4)
CRT	(68)	(223)

Total 2003	(1,376)	(786)

	Company	Consolidated

Cost of products sold:
Telegoiás Celular	(764)	-
Telamat Celular	(619)	-
Telems Celular	(12)	-
Teleron Celular	(500)	-
Telacre Celular	(5)	-
NBT	(1,034)	-

Total 2003	(2,934)	-

Financial income:
Telegoiás Celular	41,415	-
Telamat Celular	24,090	-
Telems Celular	18,957	-
Teleron Celular	5,705	-
Telacre Celular	3,128	-
NBT	20,484	-
TCO IP	11	-

Total 2003	113,790	-

Financial expense:
Telegoias Celular	(1,770)	-
Telamat Celular	(51)	-
Telems Celular	(104)	-
Teleron Celular	(26)	-
Telacre Celular	(27)	-
NBT	(9)	-

Total 2003	(1,987)	-

Recovery of apportionment expenses
Joint venture - Brasilcel and Corporativo TCO
Telegoiás Celular	14,312	-
Telamat Celular	8,771	-
Telems Celular	7,320	-
Teleron Celular	2,508	-
Telacre Celular	1,229	-
NBT	11,612	-
TCO IP	19	-
TCP and subsidiaries	1,318	1,318
Tele Sudeste and subsidiaries	154	154
Tele Leste and subsidiaries	618	618
CRT	320	320

Total 2003	48,181	2,410

Expenses apportioned:
Telegoiás Celular	(2,746)	-
TCP and subsidiaries	(15,405)	(15,405)
Tele Sudeste and subsidiaries	(9,485)	(9,485)
Tele Leste and subsidiaries	(780)	(780)
CRT	(724)	(724)

Total 2003	(29,140)	(26,394)

33. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries monitor risks inherent in their activities. Accordingly, as of December 31, 2003, the Companies had insurance to cover operating risks, civil liability, health, etc. Management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amount

Operating risks	1,581,319
General civil liability	6,800
Vehicle fleet	350

34. AMERICAN DEPOSITARY RECEITPS (ADRs) PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

  Type of shares: preferred.

  Each ADR represents 3,000 preferred shares.

  Shares are traded as ADRs, under the code “TRO”, on the New York Stock Exchange.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.